

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 1, 2022

Paul Edick
Chairman and Chief Executive Officer
Xeris Biopharma Holdings, Inc.
180 N. LaSalle Street, Suite 1600
Chicago, Illinois 60601

      Re: Xeris Biopharma Holdings, Inc.
          Registration Statement on Form S-3
          Filed January 28, 2022
          File No. 333-262403

Dear Mr. Edick:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Michael Davis at 202-551-4385 with any questions.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Life Sciences

cc: Joseph C. Theis, Jr., Esq.